02019112

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30919

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

[redacted]

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Altura, Nelson & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Crow Canyon Court, Suite 350
(No. and Street)

San Ramon (City) California (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shelley G. Altura (925) 831-0600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

333 Market Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Shelley G. Altura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altura, Nelson & Co., Incorporated, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Chief Executive & Financial and Operations Principal

Title

Subscribed and sworn to before me this 25th day of February, 2002

Notary Public

LINDA R. LAZARO
Commission # 1229209
Notary Public — California
Contra Costa County
My Comm. Expires Aug 14, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Altura, Nelson & Co., Incorporated

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Stockholders of
Altura, Nelson & Co., Incorporated

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Altura, Nelson & Co., at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2002

Altura, Nelson & Co., Incorporated
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 350,096
Receivable from clearing broker	161,743
Prepaid expenses and other assets	76,185
Fixed assets, net	16,361
Total assets	$ 604,385
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 62,393
Deferred tax liabilities	5,240
Total liabilities	67,633
Commitments (Note 5)	
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized; 1,250 shares issued and outstanding	240,000
Retained earnings	296,752
Total stockholders' equity	536,752
Total liabilities and stockholders' equity	$ 604,385

1. Organization and Description of Business

Altura, Nelson & Co., Incorporated (the "Company"), a California corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company renders broker-dealer services related to the sale and underwriting of municipal bonds and provides financial advice to municipalities. As such, the Company is dependent upon this specific market segment. All securities transactions are cleared through another broker-dealer on a fully-disclosed basis.

2. Summary of Significant Accounting Policies

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivable from clearing broker

Receivable from the clearing broker represents gross underwriting income earned for transactions settling in December 2001 but paid in January 2002.

Fixed assets

Fixed assets include furniture and equipment and are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five years.

Financial instruments

The company does not enter into forwards, swaps, futures or other derivative product transactions that result in off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables and payables) approximate fair value at December 31, 2001.

Income taxes

The Company's method of accounting for income taxes is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

3. Regulatory Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate in indebtedness, as defined. SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $449,446, which was $349,446 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis and as such the Company is exempt from the provisions of SEC Rule 15c3-3.

4. Profit Sharing Plan

Effective January 1, 1985, the Company adopted a profit sharing plan ("the Plan") which covers substantially all of the Company's employees who meet age and service requirements.

Contributions to the Plan are made at the discretion of the Board of Directors and are allocated to eligible employees based on compensation. During fiscal 2001, the Board of Directors did not authorize a contribution to the plan.

5. Commitments

The Company leases office space and certain equipment under noncancelable operating leases which expire through 2003. At December 31, 2001, future minimum rental payments related to these noncancelable operating leases are as follows:

For the year ending December 31,	
2002	$ 73,791
2003	75,692
2004	64,327
2005 and thereafter	-
	$213,810